NEUBERGER BERMAN ALTERNATIVE FUNDS

CLASS R6
ADMINISTRATION AGREEMENT

SCHEDULE A

The Class R6 of the Series of Neuberger Berman Alternative Funds currently subject to this Agreement is as follows:

Neuberger Berman Absolute Return Multi-Manager Fund
Neuberger Berman Global Allocation Fund
Neuberger Berman Inflation Managed Fund
Neuberger Berman Long Short Credit Fund
Neuberger Berman Multi-Asset Income Fund

Date:  March 26, 2015